SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

B Communications Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share
(Title of Class of Securities)

M15629 10 4
(CUSIP Number)

June 27, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP NO. M15629 10 4

1	NAMES OF REPORTING PERSONS Norisha Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,571,741
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,571,741
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,571,741 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.95%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 29,889,045 ordinary shares outstanding as disclosed in the annual report on Form 20-F of the Issuer dated April 24, 2013 (which excludes 19,230 shares held as treasury stock).

CUSIP NO. M15629 10 4

1	NAMES OF REPORTING PERSONS Kikis Treppides, as trustee of The Solidenergy Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION [incorporated under the laws of Isle of Man]
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,571,741
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,571,741
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,571,741 ordinary shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.95%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
As the owner of 100% of the equity interest of Norisha Holdings Limited (“NHL”), The Solidenergy Trust (“ST”) may be deemed to be the indirect beneficial owner of 3,571,741 Ordinary Shares beneficially owned by NHL, which represents approximately 11.95% of the Ordinary Shares issued and outstanding.

(2)	Based on 29,889,045 ordinary shares issued and outstanding as disclosed in the annual report on Form 20-F of the Issuer dated April 24, 2013 (which excludes 19,230 shares held as treasury stock).

CUSIP NO. M15629 10 4

1	NAMES OF REPORTING PERSONS Kikis Treppides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION [Cyprus]
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,571,741
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,571,741
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,571,741 ordinary shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.95%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
As the sole director of NHL and the sole Trustee of ST, Mr. Kikis Treppides may be deemed to be the indirect beneficial owner of 3,571,741 Ordinary Shares beneficially owned by NHL, which represents approximately 11.95% of the Ordinary Shares issued and outstanding.

(2)	Based on 29,889,045 ordinary shares issued and outstanding as disclosed in the annual report on Form 20-F of the Issuer dated April 24, 2013 (which excludes 19,230 shares held as treasury stock).

Item 1(a).  Name of Issuer:

The name of the issuer is B Communications Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

Item 2(a).  Name of Person Filing:

The following entities and individual, listed in (i)-(iii) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”) jointly, are referred to herein collectively as the “Reporting Persons”:

(i)	Norisha Holdings Limited (“NHL”)

(ii)	The Solidenergy Trust (“ST”) and

(iii)	Mr. Kikis Treppides

Mr. Kikis Treppides is the sole director of NHL and the sole Trustee of ST.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	NHL -[Trident Chambers, Road Town, Tortola, British Virgin Islands

(ii)	ST - [kafkasou 9, Aglantzia, 2112 Nicosia, Cyprus]

(iii)	Mr. Kikis Treppides- [kafkasou 9, Aglantzia, 2112 Nicosia, Cyprus]

Item 2(c).   Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	NHL is a company incorporated under the laws of The British Virgin Islands.

(ii)	ST is a trust formed under the laws of Isle of Man.

(iii)	Mr. Kikis Treppides is a citizen of Cyprus.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

 If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	NHL

(a)	Amount beneficially owned: 3,571,741 Ordinary Shares
(b)	Percent of class*: 11.95%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 3,571,741
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose of or to direct the disposition of: 3,571,741
	(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	ST

(a)	Amount beneficially owned: 3,571,741 Ordinary Shares**
(b)	Percent of class*: 11.95%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 3,571,741
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose of or to direct the disposition of: 3,571,741
	(iv)	Shared power to dispose of or to direct the disposition of: 0

III.	Mr. Kikis Treppides

(a)	Amount beneficially owned: 3,571,741 Ordinary Shares***
(b)	Percent of class*: 11.95%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 3,571,741
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose of or to direct the disposition of: 3,571,741
	(iv)	Shared power to dispose of or to direct the disposition of: 0

* All percentage ownership calculations are based on 29,889,045 ordinary shares issued and outstanding as disclosed in the annual report on Form 20-F of the Issuer dated April 24, 2013 (which excludes 19,230 shares held as treasury stock).

** As the owner of 100% of the equity interest of NHL, ST may be deemed to be the indirect beneficial owner of 3,571,741 Ordinary Shares beneficially owned by NHL, which represents approximately 11.95% of the Ordinary Shares issued and outstanding.

*** As the sole director of NHL and the sole Trustee of ST, Mr. Kikis Treppides may be deemed to be the indirect beneficial owner of 3,571,741 Ordinary Shares beneficially owned by NHL, which represents approximately 11.95% of the Ordinary Shares issued and outstanding.

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

Mr. Teddy Sagi  is the sole beneficiary of ST, which is the 100% owner of NHL  the holder of 3,571,741 Ordinary Shares.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.     Certifications.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2013

Norisha Holdings Limited	/s/ Kikis Treppides
Name: Kikis Treppides
Title: Director
The Solidenergy Trust	/s/ Kikis Treppides
Name: Kikis Treppides
Title: Trustee
Mr. Kikis Treppides	/s/ Kikis Treppides
Name: Kikis Treppides